

Mail Stop 4631

April 5, 2016

Via E-Mail
J. Warren Huff
Chief Executive Officer
Reata Pharmaceuticals, Inc.
2801 Gateway Drive, Suite 150
Irving, TX 75063

> **Re:** **Reata Pharmaceuticals, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 22, 2016**
> **File No. 333-208843**

Dear Mr. Huff:

We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2016 letter.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Stock-Based Compensation, page F-12

1. We acknowledge your response to prior comment one and the revised disclosures included in your MD&A. Please revise your accounting policy discussion applicable to your restricted stock sales and related shareholder loans to disclose the policy described in your response. Your disclosure should quantify the recourse and non-recourse loan amounts that remain outstanding and should clarify and substantiate your accounting as applicable. Please assure that all transactions involving the restricted stock sales and the related shareholder loans during the periods presented are adequately discussed.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3636 or, in her absence, Sharon Blume, Accounting Branch Chief at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

CC:　Via E-Mail
　　　Robert Kimball, Esq.